Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637
Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com
Philip J. Niehoff
Direct Tel +1 312 701 7843
Direct Fax +1 312 706 8180
pniehoff@mayerbrown.com

December 22, 2010

VIA EDGAR Mark P. Shuman Legal Branch Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	OCZ Technology Group, Inc. Registration Statement on Form S-1 Filed December 10, 2010 File No. 333-171109

Dear Mr. Shuman

This letter responds to the Staff’s comment letter dated December 16, 2010 addressed to Ryan M. Petersen, President and Chief Executive Officer of OCZ Technology Group, Inc. (the “Company”) regarding the above-referenced filing.  Set forth below is the responses of the Company to the Staff’s comment.  The Company is filing currently with this letter Amendment No. 1 to the above referenced registration statement.

Market Price of and Dividends on Common Stock and Related Stockholder Matters, Page 8

1.
We note that you have not provided market price information from April 2, 2009 through January 13, 2010.  Please provide a reasonably detailed explanation as to what efforts the company has undertaken to determine whether transfers occurred and/or prices were available during this period through price quotation services.  To the extent that you have determined that there was no public trading market for your common stock during this period, please furnish a statement to that effect.  See item 201(a) of Regulation S-K.

There was no public trading market for the Company’s common stock during the period from April 2, 2009 through January 13, 2010.  The Company has not made any effort to determine whether trades occurred during that time period and if trades did occur the price(s) at which such trades occurred.  The paragraph above the table disclosure stock prices has been revised accordingly.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

Mark P. Shuman Legal Branch Chief U.S. Securities and Exchange Commission
December 22, 2010
Page 2

*     *     *

The Company will provide the requested representations at the time that it requests that the effective date of the Registration Statement be accelerated.

If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7843.

Sincerely,

/s/ Philip J. Niehoff

Philip J. Niehoff

Cc:	Jan Woo, Securities and Exchange Commission Ryan M. Petersen, OCZ Technology Group, Inc. Arthur F. Knapp, Jr. OCZ Technology Group, Inc.